Contact

www.linkedin.com/in/eli-
kotzero-74438954 (LinkedIn)

Top Skills

Annual Budgeting

Capital Raising

CPA

Languages

English (Full Professional)

Hebrew (Native or Bilingual)

Eli Kotzero

CFO
Israel

Experience

Oshi
CFO
December 2023 - Present (2 years 6 months)
Israel

Aleph Farms
CFO
June 2019 - October 2023 (4 years 5 months)

Ornim Medical
Site Manager & CFO
October 2012 - June 2019 (6 years 9 months)
Israel

• Participated in preparing the company's strategy (including clinical, regulatory and marketing aspects) and its business plan.

• Established finance and logistic systems, including those for the U.S. company.

• Led company's fund-raising rounds (including road show in China).

• Managed all financial reporting and on-going work with the Board of Directors.

• Supervised all administrative activity of the company.

• Implemented ERP finance system.

• Responsible for the legal aspects and work with the company's legal advisors, including commercial matters.

ITGI Medical
CFO
May 2010 - October 2012 (2 years 6 months)

• Established a consolidated financial statements system for quarterly reports according to the international standards (IFRS).

• Experienced in fund-raising and preparation of prospectus.

• Managed company budget, monthly planning & control, including cash and assets.

• Managed on-going efforts to cut expenses internally and with all vendors.

• Managed finance and logistic projects in the finance system.

Itamar Medical
Controller
August 2006 - May 2010 (3 years 10 months)

• Prepared and edited consolidated financial statements (quarterly and annually reports) according to the international standards (IFRS).
• Responsible for working with banks, hedging transactions, transfer pricing and immediate reports to the Israel Securities Authority (ISA).
• Implemented the Israeli SOX regulation.
• Managed staff of bookkeepers (in Israel and in the U.S. subsidiary).

KPMG Somekh Chaikin CPA (Isr.)
External auditor
2004 - 2006 (2 years)

• Audited public and hi-tech companies (including NASDAQ).
• Prepared tax reports and applications for the Office of Chief Scientist (OCS).
• Knowledge of SOX – documentation of payroll, treasury and budget processes and detection of flaws in controls of such processes.

Education

Tel Aviv University
Master of Business Administration (MBA), Finance · (2002 - 2003)

Tel Aviv University
Bachelor of Laws (LLB), Law and Accounting · (1997 - 2000)